Exhibit 99.177

CANETIC RESOURCES TRUST

Pro Forma Consolidated Statement of Earnings (unaudited)

For the Year Ended  December 31, 2004

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Canetic Resources Trust’s pro forma consolidated statement of earnings has been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  These principles, as they pertain to the Canetic Resources Trust’s pro forma consolidated statement of earnings for the year ended December 31, 2004, differ from generally accepted accounting principles in the United States of America (“U.S. GAAP”) as follows:

The application of U.S. GAAP would have the following effects on pro forma net earnings as reported:

Year ended December 31, 2004

Pro forma net earnings as reported for Canadian GAAP	$46,872
Adjustments:
Depletion, depreciation and amortization (Note (a))	559
Unrealized gain on financial derivatives (Note (b))	6,782
Effect of applicable income taxes on the above adjustments	(2,155)

Pro forma net earnings and Comprehensive Income (Note (c)) - U.S. GAAP	$52,058

Pro forma net earnings per unit
Basic	$0.28
Diluted	$0.28

Weighted average number of trust units outstanding
Basic	188,030
Diluted	188,030

a)                                     Depletion, depreciation and amortization

Under U.S. GAAP, the book value of petroleum and natural gas properties, net of deferred income taxes, is limited to the present value of after tax future net cash flows from proven reserves, discounted at 10 percent (based on prices and costs at the balance sheet date), plus the lower of cost and fair value of unproven properties.

Under Canadian GAAP, an impairment loss exists when the book value of the petroleum and natural gas properties exceeds the undiscounted future cash flow from proved reserves calculated using forecast prices and costs.  If an impairment loss is determined to exist, the impairment is measured as the amount by which the net book value of the petroleum and natural gas properties exceeds the future discounted cash flow from proved plus probable reserves at forecast prices and costs.

The application of the U.S. GAAP impairment test did not result in an impairment loss in 2004.  Historical differences between Canadian and U.S. GAAP impairment losses have resulted in $0.2 million less depletion, depreciation and amortization in 2004.

Effective January 1, 2004, Acclaim Energy Trust (“Acclaim”) adopted changes to the CICA Full Cost Accounting Guideline.  Under Canadian GAAP, depletion is calculated by reference to proved reserves estimated using estimated future prices and costs.  Under U.S. GAAP, depletion charges are calculated by reference to proved reserves estimated using constant prices.  The difference in proved reserves has resulted in $0.8 million less depletion recorded under U.S. GAAP.

b)                                     Unrealized gain on financial derivatives

Effective January 1, 2004, Acclaim prospectively adopted CICA Accounting Guideline - 13 “Hedging Relationships” (“AcG-13”) and Emerging Issues Committee Abstract 128 “Accounting for Trading, Speculative or Non-hedging Derivative Financial Instruments”.  This effectively eliminates U.S. GAAP differences relating to financial instruments that do not qualify for hedge accounting for future periods.  Acclaim enters into numerous financial instruments to manage commodity price and foreign exchange risk that do not qualify as hedges under the new accounting guideline.  Acclaim has elected to not apply hedge accounting to any of its financial instruments for both Canadian and U.S. GAAP.

Upon prospective adoption of AcG-13, Acclaim recorded the fair value of financial instruments as a liability of $11.2 million, and a deferred financial derivative loss of $11.2 million.  The deferred financial derivative loss, which is recognized into net earnings over the life of the associated contracts for Canadian GAAP, was equal to the aggregate of the U.S. GAAP gains and losses incurred on these instruments prior to January 1, 2004.  During 2004, $8.4 million ($5.0 million net of tax) of the deferred financial derivative loss was amortized into earnings under AcG-13.  Because this amount was expensed under U.S. GAAP prior to 2004, the amount has been reversed during the current period.

Certain of the StarPoint Energy Trust’s (“StarPoint”) derivatives were accounted for as hedges under Canadian GAAP.  The hedging documentation requirements under Canadian GAAP differ in certain respect from those required under U.S. GAAP. Accordingly, certain derivatives accounted for as hedges under Canadian GAAP may not qualify for hedge accounting treatment under U.S. GAAP. The Company’s hedging documentation does not meet all of the U.S. GAAP requirements for hedge accounting. As a result, all derivative instruments, including those that qualify for hedge accounting under Canadian GAAP, are recorded at fair value with the changes in fair value recognized in current earnings for U.S. GAAP purposes. The impact on the 2004 pro forma statement of earnings was a derivative loss of $1.6 million ($1.0 million net of tax)) reflected in the statement of earnings for U.S. GAAP purposes.

c)                                       Comprehensive income

Comprehensive income is recognized and measured under U.S. GAAP pursuant to Statement of Financial Accounting Standard (“SFAS”) 130, “Reporting Comprehensive Income”. This standard defines comprehensive income as all changes in equity other than those resulting from investments by owners and distributions to owners. Comprehensive income is comprised of two components, net income and other comprehensive income (“OCI”). OCI refers to amounts that are recorded as an element of shareholders’ equity but are excluded from net income because these transactions or events were attributed to changes from non-owner sources.  Comprehensive income is equivalent to net income in 2004.